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[NEWS]                                                             [AIG LOGO]


Contact: Charlene Hamrah (Investment Community)
         (212) 770-7074
         Joe Norton (News Media)
         (212) 770-3144


                       AMERICAN INTERNATIONAL GROUP, INC.
         TO ACQUIRE PUBLICLY HELD SHARES OF 21ST CENTURY INSURANCE GROUP

New York, May 15, 2007 - American International Group, Inc. (AIG) and 21st Century Insurance Group (21st Century) (NYSE: TW) announced they have entered into a definitive merger agreement by which AIG would acquire the 21st Century shares it does not currently own at a price of $22.00 per share in cash, for a total purchase price of approximately $813 million. AIG already owns, through its subsidiaries, approximately 60.8% of the outstanding shares of 21st Century. Upon completion of the transaction, 21st Century will become a wholly owned subsidiary of AIG.

The 21st Century board of directors unanimously approved the merger agreement following the recommendation and approval of a special committee comprised of directors of 21st Century who are independent of AIG.

The $22.00 per share price represents a 32.6% premium over 21st Century's closing price on January 24, 2007, the last trading day before the public announcement of AIG's proposal to acquire the publicly held shares of 21st Century and a 39.8% premium to 21st Century's average closing price for the twelve months prior to January 24, 2007.

Martin J. Sullivan, President and Chief Executive Officer of AIG, said: "We are pleased to enter into this transaction, which we view as a win for all parties. It allows us to combine our expertise and resources to grow this business and it allows 21st Century shareholders to monetize their investment at a compelling value."

Banc of America Securities LLC and J.P. Morgan Securities Inc. are serving as AIG's financial advisors and Sullivan & Cromwell LLP is serving as AIG's legal advisor in the transaction. Lehman Brothers Inc. is serving as the independent financial advisor to the special committee of the 21st Century Board and Skadden, Arps, Slate, Meagher & Flom LLP is serving as its independent legal advisor.

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AIG AND 21ST CENTURY INSURANCE GROUP AGREE TO GOING-PRIVATE TRANSACTION
May 15, 2007
Page Two


The merger is expected to be completed in the third quarter of calendar year 2007, subject to customary conditions and approvals. The exact timing is dependent on the review and clearance of necessary filings with the Securities and Exchange Commission. The transaction is subject to the affirmative vote of the holders of a majority of the outstanding shares of 21st Century. AIG has agreed to vote or cause to be voted all of its and its subsidiaries' 21st Century shares in favor of the merger.


In connection with the proposed merger, 21st Century will file a proxy statement with the Securities and Exchange Commission. Shareholders of 21st Century are urged to read the proxy statement regarding the proposed merger when it becomes available, because it will contain important information. Shareholders will be able to obtain a copy of the proxy statement as well as other filings containing information about AIG and 21st Century, when available, without charge, at the SEC's Internet site (http://www.sec.gov/). In addition, copies of the proxy statement can be obtained, when available, without charge, by directing a request to 21st Century Insurance Group, 6301 Owensmouth Avenue, Woodland Hills, California, Attention: Investor Relations, (818) 673-3808.


21st Century, its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding 21st Century's directors and executive officers is available in 21st Century's Form 10-K/A for the year ended December 31, 2006, which was filed with the Securities and Exchange Commission on April 26, 2007. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement, the
Schedule 13E-3 transaction statement and other relevant materials to be filed with the Securities and Exchange Commission when they become available.


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American International Group, Inc. (AIG), world leaders in insurance and financial services, is the leading international insurance organization with operations in more than 130 countries and jurisdictions. AIG companies serve commercial, institutional and individual customers through the most extensive worldwide property-casualty and life insurance networks of any insurer. In addition, AIG companies are leading providers of retirement services, financial services and asset management around the world. AIG's common stock is listed on the New York Stock Exchange, as well as the stock exchanges in London, Paris, Switzerland and Tokyo.

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